Exhibit 99.1

NEWS RELEASE

Fortuna pours first gold at its Séguéla Mine in Côte d’Ivoire

Vancouver, May 25, 2023-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that the first gold has been poured at the Séguéla Mine, in Côte d'Ivoire. The first pour took place yesterday, May 24, as the mine transitions from commissioning to the ramp-up phase.

Jorge A. Ganoza, CEO of Fortuna, commented: “Séguéla has produced its first gold, becoming Fortuna’s fifth operating mine. The team at Séguéla has performed phenomenally and delivered on-time and on-budget, a testament to their professionalism and dedication in bringing this asset from exploration to production. Mr. Ganoza continued, “Séguéla now enters into the ramp-up phase where management plans to achieve nominal rate of production during the third quarter. Séguéla will be a cornerstone asset in Fortuna’s portfolio for years to come, and we look forward to unlocking the value it brings to all of our stakeholders.”

The Séguéla Mine is expected to produce between 60,000 to 75,000 ounces of gold in 2023 at an all-in sustaining cost of between US$880 and $1,080 per ounce of gold (refer to Fortuna news release dated January 17, 2023). We invite you to view Séguéla´s photo gallery on our website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Mexico, Peru, and Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for the operation of the Séguéla Mine; production capabilities and future development of the Séguéla Mine; the Company’s plans to successfully advance the development and growth of the mine; including the ramp up of Séguéla to design capacity; the expected production and costs of production for the balance of 2023; the Company’s business strategy, plans and outlook; the merit of the Company’s mineral properties; mineral resource and reserve estimates; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold and other metals; changes in the prices of supplies required for production; the ability to sign the Mining Convention on terms currently contemplated and acceptable to the Company; technological and operational hazards in Fortuna’s mining and mine development activities; (including environmental accidents and hazards, industrial accidents, equipment breakdown, severe weather conditions) risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; increases in inflation; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; changes in laws and regulations as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the Company’s ability to achieve the production, costs and development expectations for Séguéla and its other operations and projects; that the current inflationary environment will not have an adverse effect on operations or the supply chain; prices for gold remaining as estimated; currency exchange rates remaining as estimated; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations, and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.